Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2008	2009	2010	2011	2012
Income (loss) before taxes	$1,789,427	$976,593	$1,486,988	$2,422,530	$770,192
Less: Equity earnings of affiliate	—	1,975	—	—	—
Interest expense (net of amounts capitalized)	368,838	407,413	470,890	552,036	647,298
Amortization of capitalized interest (estimate)	5,338	5,484	7,360	8,655	8,655
Interest component of rent expense (1)	7,267	7,004	9,904	10,013	9,072
Earnings before fixed charges	$2,170,870	$1,398,469	$1,975,142	$2,993,234	$1,435,217

Interest expense (net of amounts capitalized)	$368,838	$407,413	$470,890	$552,036	$647,298
Capitalized interest	5,607	—	—	—	—
Interest component of rent expense (1)	7,267	7,004	9,904	10,013	9,072
Total fixed charges	$381,712	$414,417	$480,794	$562,049	$656,370

Ratio of earnings to fixed charges	5.69x	3.37x	4.11x	5.33x	2.19x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2008 through December 31, 2012.